VENECREDIT SECURITIES, INC.

(A Wholly-Owned Subsidiary of VBT Holdings, LTD)

Miami, Florida

(S.E.C. I.D. No. 8-53425)

FINANCIAL STATEMENTS AND SUPLEMENTARY INFORMATION

December 31, 2018

VENECREDIT SECURITIES, INC.

(A Wholly-Owned Subsidiary of VBT Holdings,

LTD) Miami, Florida

FINANCIAL STATEMENTS AND SUPLEMENTARY INFORMATION

December 31, 2018

CONTENTS

VENECREDIT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash and cash equivalents	$ 1,817,657
Interest-bearing deposits	366,930
Deposit with clearing organization (restricted)	100,000
Trading assets, at fair value	2,447,576
Prepaid expenses and other assets	426,516
Fixed assets, net	2,590
	$ 5,161,269

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued commission expense (related party)	$ 97,852
Accrued expenses and other liabilities	21,415
Total Liabilities	119,267

Stockholder's equity

Common stock, $1 par value; 1,000,000 shares, authorized 1,000,000 shares issued and outstanding	1,000,000
Retained earnings	4,042,002
Total stockholder's equity	5,042,002
	$ 5,161,269

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.

STATEMENT OF OPERATIONS
For the year ended December 31, 2018

Revenue:

Commissions	$ 1,296,035
Administrative fees	529,400
Interest income	98,371
Loss on trading securities, net	(20,318)
Other income	105,391
	2,008,879

Expenses:

Compensation and benefits	570,092
Commission expense	447,531
Professional services	104,784
Clearing fees	98,821
Occupancy and equipment	120,041
Insurance	89,660
Other	104,898
	1,535,827

Income before income taxes	473,052
Income tax expense	117,540
Net income	$ 355,512

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2018

	Common Stock	Retained Earnings	Total
Balance at January 1, 2018	$ 1,000,000	$ 3,686,490	$ 4,686,490
Net income	-	355,512	355,512
Balance at December 31, 2018	$ 1,000,000	$ 4,042,002	$ 5,042,002

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2018

Cash flows from operating activities	
Net income	$ 355,512
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation	2,030
Trading Assets:	
Sales	123,448
Maturities	4,362,285
Purchases	(3,427,158)
Changes in assets and liabilities	
Interest-bearing deposits	(98,945)
Prepaid expenses and other assets	(84,499)
Accrued commission expense	(19,675)
Accrued expenses and other liabilities	(196)
Net cash from operating activities	1,212,802
Net change in cash and cash equivalents	1,212,802
Cash and cash equivalents at beginning of year	604,855
Cash and cash equivalents at end of year	$ 1,817,657
Supplemental disclosure:	
Income taxes paid	$ 109,682

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Nature of Business</u>: Venecredit Securities, Inc. (the Company) was formed in May 2001 and is a fully disclosed introducing broker-dealer registered with the Securities and Exchange Commission (SEC). The Company commenced operations in March 2002. The Company is a wholly-owned subsidiary of VBT Holdings, LTD.   The Company offers traditional securities transaction and brokerage services to its customers. The Company clears all of its securities transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of The Bank of New York (Pershing). The Company is a member of and is regulated by the Financial Industry Regulatory Authority (FINRA). The Company primarily operates in South Florida and Venezuela.

<u>Use of Estimates</u>: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Statement of Cash Flows</u>:   The Company considers cash on hand and amounts due from depository institutions having an initial maturity of three months or less as cash and due from banks for purposes of the statement of cash flows.

<u>Interest-Bearing Deposits</u>: Interest-bearing deposits mature within one year and are carried at cost.

<u>Trading Assets</u>: The Company engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded at fair value with changes in fair value included in earnings. Interest and dividends are included in net interest income.

<u>Cost Method Investment</u>: The Company holds an investment in a limited partnership and accounts for it using the cost method of investment. The security is periodically assessed for impairment.

<u>Revenue Recognition</u>: Securities transactions and related commission revenue and expense are recorded on a trade date basis.

In May 2014, the Financial Accounting Standards Board (FASB) updated the Accounting Standards Codification to create a new, principles-based revenue recognition framework. This guidance requires entities to recognize revenues when they transfer promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company adopted the guidance on January 1, 2018 using a modified retrospective method, in which the guidance applies to existing customer accounts in effect at January 1, 2018 and new customer accounts established after this date. The Company conducted an assessment of the revenue streams that were potentially affected by the new guidance and reviewed activity to ensure compliance with the new guidance.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has identified trading revenue, contemplated as both sales credit or commissions, and account maintenance fees as its most significant revenue streams within the scope of the standard. For the revenue streams that were found in scope, management reviewed in detail its most significant transactions with corresponding customer accounts.

The adoption of this guidance did not have a material effect on the Company's statements. However, additional disclosures required by the standard have been included in Note 10 – Revenue from Contracts with Customers, to the Company's financial statements. The adoption of ASC 606 did not result in a change to the accounting for any of the in-scope revenue streams; as such, no cumulative effect adjustment was recorded.

Financial Instruments with Off-Balance-Sheet Risk: The Company, under the correspondent clearing agreement with its clearing agent, has agreed to indemnify the clearing agent from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. There were no accounts with margin balances as of December 31, 2018. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. Accordingly, the Company has not recorded any contingent liability in its financial statements for this indemnity.

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables and payables, and due to brokers), approximate their fair value because of the short maturity of the instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

<u>Concentrations of Credit Risk</u>: As of December 31, 2018, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, money market accounts, time deposits and clearing deposits. The Company also engages in trading activity with various counterparties that are mostly financial institutions in the United States. As more fully disclosed in Note 3, the Company has a trading security portfolio with significant concentration risk in fixed income securities (corporate bonds). Management believes there is no significant risk of loss or counterparty risk on these financial instruments. Amounts due from depository institutions exceeding insured balances at December 31, 2018 were $861,356.

Most of the Company's business activity is with customers domiciled in Venezuela.   Therefore, the Company's exposure to any future credit and liquidity risks is significantly affected by changes in the economy and political stability of Venezuela.

<u>Transfers of Financial Assets</u>: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

<u>Loss Contingencies</u>: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

<u>Income Taxes</u>: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. There were no material unrecognized tax positions at December 31, 2018.

In the event that the Company recognizes interest and/or penalties related to income tax matters, these are included in income tax expense in the accompanying statement of operations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

<u>Newly Issued and not yet Effective Accounting Standards</u>: In February 2016, the FASB amended existing guidance that requires lessees recognize the following for all leases (with the exception of short-term leases) at the commencement date (1) A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis: and (2) A right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. These amendments are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years (i.e., January 1, 2019, for a calendar year entity). Early application is permitted for all entities upon issuance. Lessees (for capital and operating leases) and lessors (for sale-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The adoption of this standard is expected to have a immaterial effect on the Company's Statement of Financial Condition by increasing total assets and total liabilities by creating a right-of-use asset and lease liability related to the operating lease disclosed in Note 7 – Leases.

NOTE 2- FULLY- DISCLOSED CLEARING AGREEMENT

In 2001, the Company entered into a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2018, the Company had $100,000 of cash on deposit to satisfy this requirement and this is included in the statement of financial condition as deposit with clearing organization (restricted). Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

NOTE 3 – TRADING ASSETS AND CONCENTRATIONS OF CREDIT RISK

As of December 31, 2018 securities owned were as follows:

US Corporate Bonds:

Wells Fargo	$	54,984
Morgan Stanley		54,977
Orange		252,466
Deutsche Bank		37,928
Time Warner Cable		85,474
Cisco		7,015
Hyundai Capital		54,909
General Motors		79,699
Bank of America		65,015
Toronto Dominion		39,850
Bank of Montreal		99,103
Ford Motors		197,792
Smuckers JM		99,120
Comcast Corp		100,318
Duke Energy		144,467
BNP Paribas		197,816
Diageo		30,822
Royal Bank of Canada		167,389
Dow Chemichal		183,200
Barclays		201,652
International Bank for Recon		49,443
HSBC Holdings		194,767
		2,398,206

Equities:

Walmart		49,370
		49,370
	$	2,447,576

The proceeds from sales of trading securities and the associated gains and losses are listed below:

Proceeds	$	123,448
Gross gains		5,695
Gross losses		-

NOTE 4 – INVESTMENT IN BBH LIMITED PARTNERSHIP

As of December 31, 2018, the Company had invested a total of $396,002 in BBH Capital Partners V, L.P. The Company still has a commitment of investment for additional $603,998 on this Limited Partnership that will be made at the discretion of the Managers of the fund. For purposes of the computation of Net Capital pursuant to Rule 15c3-1 this investment is treated as a non-allowable asset.

NOTE 5 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values.

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of equity securities outstanding as of December 31, 2018 are determined by obtaining quoted market prices (Level 1).

The fair values of corporate bonds outstanding as of December 31, 2018 are determined by obtaining quoted market prices that are not recent or active, fair values are calculated based on inputs that are observable and corroborated by market data of the identical asset (Level 2).

The carrying amounts, which approximate the estimated fair value because of their short maturity, for cash and cash equivalents of $1,817,657 interest bearing deposits and deposits with clearing organization of $466,930, are considered Level 1 inputs.

The carrying amounts, which approximate the estimated fair value because of their short maturity, for accrued commission expense of $97,852 and accrued expenses and other liabilities of $21,415 are considered Level 1 inputs.

NOTE 6 - INCOME TAXES

Income tax expense for the period ended December 31, 2018 was as follows.

Current	$ 117,540
Deferred	-
	$ 117,540

There were no deferred tax assets or deferred tax liabilities balances as of December 31, 2018.

The federal statutory rate for the Company is 21%. Effective tax rates differ from the federal statutory rate applied to financial statement income due to the effect of state income taxes and other miscellaneous items.

The Company is subject to U.S. federal income tax as well as income tax of the state of Florida. The Company is not subject to examination by taxing authorities for years prior to 2015.

On December 22, 2017, the U.S. government enacted the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act includes significant changes to the U.S. corporate income tax system including a federal corporate rate reduction from 35% to 21%. A majority of the provisions in the Tax Act are effective January 1, 2018. The Tax Act had an immaterial impact on income tax expense because the Company has no net deferred tax asset.

NOTE 7 – LEASES

Estimated future rent commitments under the non-cancelable operating lease at December 31, 2018 were as follows:

Year ending	Amount
2019	110,330
	110,330

Rent expense was $112,599 for the year ended December 31, 2018.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is a member of a group of companies affiliated through common ownership and management. During 2018, the Company earned approximate $224,422 from commissions derived from trades involving these companies under the same control.

At December 31, 2018, there are no amounts due from and approximately $97,852 due to companies within the common ownership group.

During 2018, the Company recorded an expense of $447,531 related to commission referrals to the parent company.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2018, the Company had net capital of $4,526,655 which was $4,426,655 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .0263 to 1 at December 31, 2018.

NOTE 10 - REVENUE FROM CONTRACTS WITH CUSTOMERS

As noted in Note 1 - Summary of Significant Accounting Policies, the Company adopted the provisions of ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" (ASC Topic 606), on January 1, 2018.

In accordance with ASC Topic 606, revenues are recognized when control of promised goods are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC Topic 606, the Company performs the following five steps: (i) identifies the contract(s) with a customer; (ii) identifies the performance obligations in the contract; (iii) determines the transaction price; (iv) allocates the transaction price to the performance obligations in the contract; and (v) recognizes revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration to which it is entitled in exchange for the goods it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC Topic 606, the Company assesses the goods that are promised within each contract and identifies those that contain performance obligations, and assesses whether each promised good is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The following table summarizes the Company's revenue, disaggregated by type of services for the year ending December 31, 2018:

Type of Services	
Trading Revenue	$ 1,296,035
Administrative Fees	529,400
Not in Scope of Topic 606	183,444
Total Revenue	$ 2,008,879

Revenue from contracts with customers includes commission income and administrative fee. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

NOTE 10 - REVENUE FROM CONTRACTS WITH CUSTOMERS (Continued)

The following is a description of revenues within the scope of ASC Topic 606:

Trading Revenue: Revenue generated from the sale of fixed income securities, primarily corporate debt and secondarily government debt. The Company also earns a significant portion of its income from the sale of offshore mutual funds and a less significant portion from the sale of equities. Trading revenues can be generated by either a mark-up to the customer from the Company's execution purchase or sales price or by charging a specific dollar amount to the client in the form of a commission. Trading revenues are collected at each individual sale, and the sale is the sole performance obligation. There are no minimum orders or future performance obligations or deferred recognition requirements.

Administrative Fee: Fee assessed to customer accounts related to continuing account services. The fee of $350.00 per quarter will be charged in arrears directly to the customer's account, at which time the performance obligation has been fulfilled. The administrative fee is comprised of various fees directly incurred by the Company associated with Foreign and Domestic Clearance/Execution and other rebillable services. This structure is viewed as an at-will agreement under ASC 606, the revenues of which are recognized immediately.

Not in Scope of ASC Topic 606: Totals not in scope of ASC Topic 606 include other income generated by trading the Company's capital, remuneration to the Company by the Money Fund companies within the Company's clearing firm for customer sweep balances and other operating income.

The Company did not have any significant performance obligations as of December 31, 2018. The Company also did not have any material contract acquisition costs and did not make any significant judgements or estimates in recognizing revenue for financial reporting purposes.

SUPPLEMENTARY INFORMATION

SCHEDULE OF THE COMPUTATION OF NET CAPITAL

PURSUANT TO RULE 15c3-1
December 31, 2018

Total stockholder's equity	$ 5,042,002
Deductions and/or charges	
Net fixed assets	(2,590)
Other non-allowable assets	(427,514)
Net capital before haircuts on securities	4,611,898
Haircuts on securities	(85,243)
Net capital	$ 4,526,655
Aggregate indebtedness	
Items included in statement of financial condition	
Accrued commissions	$ 97,852
Accrued expenses and other liabilities	21,415
Total aggregate indebtedness	$ 119,267
Aggregate indebtedness to net capital	2.63%
Computation of basic net capital requirement	
Minimum net capital required	$ 100,000
Net capital	4,526,655
Excess net capital	$ 4,426,655
Excess net capital at 100% (net capital less 120% of minimum dollar net capital requirement)	$ 4,426,655

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2018 unaudited FOCUS Part IIA filings submitted on January 24, 2019.

VENECREDIT SECURITIES, INC.

SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2018

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) - $2,500 capital category as per Rule 15c3-1	______
B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained	______
C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm: Pershing Advisor Solutions LLC	X
D. (k)(3) - Exempted by the order of the Commission	______